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04016451

SECURITI[ES AND EXCHANGE COMMI]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 MAIL PROCESSING SECTION WASH. D.C. 158

SEC FILE NUMBER
8- 40213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Angelo, Gordon & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue - 26th Floor
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Wekselblatt 212-692-2296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	NY	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PS 3/5

OATH OR AFFIRMATION

I, Joseph R. Wekselblatt, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Angelo, Gordon & Co., L.P., as of December 31, 2003, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Joseph R. Wekselblatt

Chief Financial Officer

Title

WYNNE FONG
Notary Public, State of New York
No. 01FO6019224
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires February 01, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-~~3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~ 1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Angelo, Gordon & Co., L.P.
and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2003

Angelo, Gordon & Co., L.P. and Subsidiaries
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Angelo, Gordon & Co., L.P. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Angelo, Gordon & Co., L.P. and Subsidiaries (the "Partnership") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition is the responsibility of the General Partner on behalf of the Partnership; our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit of this consolidated financial statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by the General Partner on behalf of the Partnership, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2004

Angelo, Gordon & Co., L.P. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2003

Assets		
Cash		$ 177,929
Cash held at brokers		66,755,064
Receivable from broker		3,856,180
Short-term investments		170,162,037
Investments owned, at fair value		
Investments held at clearing brokers (cost $82,517,256)	$ 119,810,874	
Other (cost $4,100,675)	5,952,833	125,763,707
Investments in limited partnerships/companies, at fair value		347,920,120
Management and performance fees receivable		31,364,395
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $10,629,013		11,924,248
Receivable from limited partnerships/companies		7,440,272
Other		1,491,349
Total assets		$ 766,855,301
Liabilities and Partners' Capital		
Investments sold, but not yet purchased, at fair value (proceeds $42,649,188)		$ 44,700,603
Payable to brokers		60,000
Interest and dividends payable		156,297
Unrealized loss on forward currency contracts		10,006
Management fees received in advance		9,076,847
Accrued expenses and other liabilities		210,183,954
Total liabilities		264,187,707
Commitments and contingencies		
Subordinated notes		50,000,000
Partners' capital		452,667,594
Total liabilities and partners' capital		$ 766,855,301

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization

Angelo, Gordon & Co., L.P. ("AG & Co."), a Delaware limited partnership, was organized on August 18, 1988, to invest in arbitrage situations, financially distressed issuers, other securities and options, and other investments including real estate, for capital appreciation. The general partner is AG Partners, L.P. (the "General Partner"), a Delaware limited partnership. In addition, the Partnership acts as an investment advisor for other investment funds, for which the Partnership may be the general partner and/or an investor. Some of such funds engage in trading activities similar to those of AG & Co. AG & Co. also executes transactions for customers on a fully disclosed basis through clearing brokers and is responsible for customer non-performance with regard thereto. Upon 90 days prior notice, limited partners may withdraw up to one-third of their year-end capital account balances as of the close of each year and may also withdraw their net profits allocated and undistributed after 1995 as of the close of each year.

The consolidated financial statements include the accounts of AG & Co. and its subsidiaries through which AG & Co. serves as the general partner of sponsored funds (the "Managed Funds"). For purposes of consolidation, all material intercompany balances and transactions have been eliminated. AG & Co. and its subsidiaries are collectively referred to hereinafter as the "Partnership".

2. Significant Accounting Policies

Investment transactions are recorded on a trade-date basis.

Cash consists of amounts on deposit with two financial institutions. Cash held at brokers consists of amounts on deposit and cash held as collateral with respect to investments sold, but not yet purchased and various derivative transactions.

Short term investments includes investments in money market funds held through the Partnership's primary clearing broker.

Investments owned and investments sold, but not yet purchased, are stated at quoted market values or at estimated fair value for certain investments (primarily investments in limited partnerships/companies and other investments) for which there is a limited market. Certain option contracts for which market quotations are not readily available are valued at their fair values. Forward currency contracts are valued based on quoted market prices. The fair values assigned by the General Partner are determined in good faith and are based on available information considering, among other things, quotations provided by outside brokers and counterparties, and pricing models using quoted inputs. Such amounts do not necessarily represent the amounts which might ultimately be realized and the differences may be material.

Interest income is accrued and recognized on the debt of those issuers who are currently paying. For those issuers who are in default, interest is not accrued and is only recognized when received.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities denominated in foreign currencies are translated U.S. dollar amounts on the respective dates of such transactions.

Management and performance fees/allocations are recognized on an accrual basis.

The Partnership's investment in limited partnerships/companies is carried at fair value, which generally reflects the Partnership's share in the net assets of the underlying limited partnership/company at December 31, 2003. The Partnership's determination of fair value also considers performance-based allocations based on factors including the performance of the underlying limited partnership/company, the measurement period, the timing and order of distributions, the amount and type of underlying income, participation by related entities, and other factors, as appropriate for each limited partnership/company under the terms of the respective agreements. Such amounts do not necessarily represent the amounts which might ultimately be realized and the differences may be material.

Depreciation and amortization of furniture, equipment and leasehold improvements are provided on a straight-line basis over their estimated useful lives, generally five to seven years for furniture and equipment, and the lesser of the life of the lease or the estimated useful life for leasehold improvements.

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

The Partnership itself is not subject to federal and state income taxes; each partner is individually liable for income taxes, if any, on their proportionate share of the Partnership's net taxable income. The Partnership is, however, subject to unincorporated business tax in the local jurisdiction in which it operates.

3. Investments

Investments owned and investments sold, but not yet purchased, comprise the following:

	Owned	Sold, But Not Yet Purchased
Common stocks	$ 113,537,564	$ 44,449,404
Preferred stocks	4,803,374	
Corporate bonds	1,187,764	
U.S. Treasury bond	257,422	
Options and warrants	24,750	54,460
Other	5,952,833	196,739
	$ 125,763,707	$ 44,700,603

Other investments primarily consist of trade creditor claims and debt instruments of financially distressed issuers which are purchased on behalf of the Partnership and certain funds that it manages in a similar manner, through an affiliate.

In the normal course of its activities, the Partnership may employ derivative financial instruments, including forward currency contracts, options, and warrants. The clearing brokers generally serve as counterparties to the Partnership's various derivative transactions. These derivatives are predominantly used for managing the risk associated with the portfolio of investments, and in certain circumstances for trading purposes. The Partnership also invests in investments with off-balance-sheet risk, which includes investments sold, but not yet purchased.

Investments sold, but not yet purchased, represent obligations of the Partnership to deliver the specified investment at the contracted price and thereby create a liability to purchase the investment in the market at prevailing prices. A forward currency contract provides for the delayed delivery of currency with the seller agreeing to make delivery at a specified future date at a specified price. Risk arises from the potential inability of the counterparty to perform under the terms of the contract and from changes in foreign currency rates. In addition, if an option written by the Partnership is exercised, then the Partnership may be obligated to purchase the investment in the market at prevailing prices. Accordingly, these transactions involve, to varying degrees, elements of market risk, as the Partnership's ultimate obligation to satisfy the sale of investments sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Market risk is the potential loss the Partnership may incur as a result of changes in the market value of a particular investment.

Investments sold, but not yet purchased, primarily represent common stock sold by the Partnership as a hedge against (a) common stock of another company which, upon completion of a pending merger, would be exchanged into an approximately equivalent amount of common stock sold short, (b) convertible bonds and convertible preferred stock which gives the Partnership the right to purchase or obtain such investments sold short at a fixed purchase or conversion price, and/or (c) common stock in the same industry. These trading strategies generally reduce the market risk associated with the portfolio of investments sold, but not yet purchased. Despite the use of these strategies, however, the Partnership is still subject to market risk from volatility in individual investment prices outside of that expected by the General Partner and any loss that would result from the conversion of convertible investments or if the mergers did not occur.

The Partnership assumes significant credit risk because of its strategy of investing in the debt securities of financially distressed issuers. Credit risk is the possibility that a loss may occur from the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Partnership seeks to mitigate this risk by diversifying its portfolio across a number of industries and companies.

At December 31, 2003, the Partnership did not have exposure to credit risk associated with counterparty nonperformance relating to forward currency contracts.

The Partnership enters into equity swaps as part of its investment strategies. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying investments. Such transactions are recorded at fair value. At December 31, 2003, the Partnership did not have any open equity swap contracts.

4. Clearing Brokers

Receivable from clearing broker represents commission income due and unsettled trades with the Partnership's clearing broker. The Partnership is subject to credit risk should the clearing brokers be unable to pay any balance or return the Partnership's investments. A portion of investments owned serve as collateral for margin account debit balances and therefore may be re-hypothecated by the clearing brokers. Such amounts are reflected as investments held at clearing brokers on the consolidated statement of financial condition.

Included in payable to brokers are amounts due to floor brokers. In addition, investments sold, but not yet purchased reflect short sales executed primarily through brokers. Investments sold, but not yet purchased are collateralized by the Partnership's investments owned to the extent that it is necessary.

5. Furniture, Equipment and Leasehold Improvements

At December 31, 2003, balances are comprised of the following:

Furniture	$ 2,688,976
Equipment	7,800,931
Leasehold improvements	12,063,354
	22,553,261
Less: Accumulated depreciation and amortization	10,629,013
	$ 11,924,248

6. Net Capital Requirement

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., AG & Co. is subject to the Uniform Net Capital Rule (the "Rule") adopted and administered by the Securities and Exchange Commission. AG & Co. has elected to compute its net capital under the alternative method of the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). At December 31, 2003, AG & Co. had net capital of $126,192,290 which exceeded the minimum requirement of $250,000 by $125,942,290.

7. Related-Party Transactions

Investments in limited partnerships/companies at December 31, 2003 include investments in Managed Funds of $317,198,039, including performance allocations.

At December 31, 2003, management fees of $6,084,506 remained unpaid by such Managed Funds and management fees received in advance from other Managed Funds amounted to $9,076,847. Accrued expenses and other liabilities primarily relates to compensation and related costs.

The Partnership paid certain expenses during the year on behalf of the Managed Funds for which it is reimbursed. At December 31, 2003, $377,824 remained unpaid by the Managed Funds.

8. Commitments and Contingencies

The Partnership is obligated under the lease for office space which expires on April 30, 2013. The lease provides for certain expenses and labor rate escalation in addition to the minimum annual rentals. The minimum future rental commitment under the noncancelable portion of the lease is as follows:

2004	$ 1,901,193
2005	1,901,193
2006	1,901,193
2007	1,901,193
2008 and thereafter	12,548,941
	$ 20,153,713

The Partnership received a period of free rent under the terms of the lease agreement, which is being recognized ratably over the remaining term of the lease.

To insure the Partnership's obligations under the lease, an irrevocable collateralized letter of credit was issued for the benefit of the landlord in the amount of $200,000. The letter of credit is collateralized by a United States Treasury Bond.

The Partnership serves as the general partner to those Managed Funds that are organized as limited partnerships. As the general partner, the Partnership is contingently liable for the obligations of those entities. The Partnership believes, however, that the assets in such partnerships are sufficient to discharge any liabilities.

The Partnership clears all of its investment transactions through clearing brokers on a fully disclosed basis. Under certain circumstances, pursuant to the terms of the agreements between the Partnership and the clearing brokers, the clearing brokers have the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all applicable trades executed through the clearing brokers, the Partnership believes there is no maximum amount assignable to this right. At December 31, 2003 and during the year then ended, the Partnership had no liability and made no payments to the clearing brokers related to these guarantees. In addition, the Partnership has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Partnership monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the General Partner expects the risk of loss to be remote.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number 46 ("FIN 46"), Consolidation of Variable Interest Entities ("VIEs"). FIN 46 requires, among other things, the Partnership to disclose certain information about significant interests in VIEs and consolidate interests in VIEs in which the Partnership serves as the primary beneficiary of the VIE. The Partnership must comply with the provisions of FIN 46 for the year ending December 31, 2004 and is currently evaluating the impact of adoption, but does not expect it to have a material effect on its financial condition or results of operations.

The Partnership currently has ownership interests in several VIEs. An affiliate of the Partnership acts as the investment advisor to each of these VIEs. The VIEs are structured as collateralized loan obligation vehicles ("CLOs") that were established to acquire and manage portfolios of United States high yield senior secured floating rate loans or non-investment grade investments and distressed securities. The CLOs generally issue several classes of debt with varying seniority, credit ratings, maturity dates and coupons. This debt is secured by the assets owned by the VIEs and is non-recourse to the Partnership. The objectives of the VIEs are to provide either long term capital appreciation or current income using a leveraged capital structure. Included in investments in limited partnerships/companies are variable interests in the VIEs held through subordinated notes and a limited liability partnership interest with a fair value of $9,193,452 and preferred shares with a fair value of $4,000,000. The General Partner believes such amounts represent the Partnership's maximum exposure to loss. The total assets of the VIEs in which the Partnership owns subordinated notes and a limited liability partnership interest is $1,525,126,476 (par value) and preferred shares with a value of $520,632,927 (fair value).

9. Subordinated Notes

AG & Co. has revolving subordinated loan agreements whereby it can borrow up to $50,000,000, all of which was borrowed at December 31, 2003. These loan agreements are conditional upon AG & Co. satisfying certain financial and reporting requirements, including the maintenance of regulatory capital that AG & Co. monitors. At December 31, 2003, AG & Co. was in compliance with these requirements.

The subordinated liabilities are included in AG & Co.'s net capital, and can be repaid only if, after giving effect to such repayment, AG & Co. meets the Rule's minimum net capital requirements. AG & Co. paid off its subordinated liabilities on January 14, 2004.

10. Subsequent Events

Effective January 2004, AG & Co. transferred its registration with the NASD as a broker-dealer to its wholly owned subsidiary, AG BD LLC. Additionally, effective January 2004, the Partnership transferred its interests in the Managed Funds as well as its proprietary investments to AG Funds, L.P., a newly-formed Delaware limited partnership. AG & Co. will continue to provide investment advice to its funds and managed accounts, and has maintained its registration with the Securities and Exchange Commission as an investment adviser.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Partners of Angelo, Gordon & Co., L.P. and Subsidiaries

In planning and performing our audit of the consolidated financial statements and supplementary schedules of Angelo, Gordon & Co., L.P. and Subsidiaries (the "Partnership") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The General Partner, on behalf of the Partnership, is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the General Partner, on behalf of the Partnership, are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be

PRICEWATERHOUSECOOPERS

expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide the General Partner with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the General Partner's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, on behalf of the Partnership, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2004